Exhibit 12.1
COLONIAL PROPERTIES TRUST
Ratio of Earnings to Fixed Charges and Ratio of Earnings to
Combined Fixed Charges and Preferred Share Distributions

	For the three-month period			For the nine-month period
	ended September 30,			ended September 30,
(all dollar amounts in thousands)	2008		2007	2008		2007

Earnings:
Pre-tax income (loss) before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees, extraordinary gain or loss, or gains on sale of properties	$(6,983)		$(49,010)	$(9,547)		$(71,235)
Amortization of interest capitalized	900		600	2,700		1,800
Interest capitalized	(6,622)		(6,599)	(19,970)		(20,191)
Distributed income of equity investees	4,363		3,236	11,397		8,489
Fixed charges	27,375		27,570	81,309		103,430

Total Earnings	$19,033		$(24,203)	$65,889		$22,293

Fixed Charges:
Interest expense	$17,679		$17,843	$52,171		$72,326
Capitalized interest	6,622		6,599	19,970		20,191
Debt costs amortization	1,261		1,315	3,716		5,476
Distributions to Series B preferred unitholders	1,813		1,813	5,452		5,437

Total Fixed Charges	$27,375		$27,570	$81,309		$103,430

Distributions to Series D and Series E preferred shareholders	$2,037		$2,539	$6,705		$10,900

Combined Fixed Charges and Preferred Share Distributions	$29,412		$30,109	$88,014		$114,330

Ratio of Earnings to Fixed Charges	(a	)	(a )	(a	)	(a	)

Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions	(b	)	(b )	(b	)	(b	)

a)	For the three and nine months ended September 30, 2008, the aggregate amount of fixed charges exceeded our earnings by approximately $8.3 million and $15.4 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. For the three and nine months ended September 30, 2007, the aggregate amount of fixed charges exceeded our earnings by approximately $51.8 million and $81.1 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for the three and nine months ended September 30, 2008 is primarily due to the classification of operations for assets held for sale and sold as discontinued operations. The deficiency of the ratio of earnings to fixed charges for the three and nine months ended September 30, 2007 is a result of the classification of operations for assets held for sale and sold as discontinued operations and a $43.3 million non-cash impairment charge related to the Company’s for-sale residential business.

b)	For the three and nine months ended September 30, 2008 the aggregate amount of fixed charges and preferred share distributions exceeded our earnings by approximately $10.4 and $22.1 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to combined fixed charges and preferred share distributions of 1.0x for such period. For the three and nine months ended September 30, 2007, the aggregate amount of fixed charges and preferred share distributions exceeded our earnings by approximately $54.3 million and $92.0 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to combined fixed charges and preferred share distributions of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for the three and nine months ended September 30, 2008 is primarily due to the classification of operations for assets held for sale and sold as discontinued operations. The deficiency of the ratio of earnings to fixed charges for the three and nine months ended September 30, 2007 is a result of the classification of operations for assets held for sale and sold as discontinued operations and a $43.3 million non-cash impairment charge related to the Company’s for-sale residential business.
The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees, gains on sale of properties, distributed income of equity investees, fixed charges and amortization of capitalized interest excluding interest costs capitalized. Fixed charges consist of interest expense (including interest costs capitalized) and amortization of debt issuance costs.

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